CERTIFICATE OF QUALIFIED PERSON

As an author of the preparation of parts the report entitled Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela prepared for the Crystallex International Corporation and dated November 7, 2007, I hereby state:

1. My name is Ljiljana Josic and I am employed by SNC-Lavalin Engineers & Constructors Inc. at 2200 Lake Shore Blvd., Toronto, Ontario Canada.

2. I am practicing as a professional engineer registered with Professional Engineers Ontario.

3. I completed B.Sc (Eng) at the Faculty of Mining and Geological Engineering, The University of Tuzla, Bosnia and Herzegovina in 1989 and M.E.Sc. in Civil and Environmental Engineering, The University of Western Ontario, London, Ontario in 2001.

4. I have practiced my profession since 1989.

5. I am a "qualified person" as that term is defined in National Instrument 43-101 (Standard of Disclosure for Mineral Projects).

6. I have never visited the Las Cristinas property.

7. I am responsible for the preparation of Open Pit section (19.3.3) of the technical report titled Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela prepared for Crystallex International Corporation and dated November 7, 2007 relating to the Las Cristinas property in Venezuela.

8. I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.

9. I am independent of Crystallex International Corporation pursuant to section 1.5 of the Instrument.

10. I do not have nor do I expect to receive a direct or indirect interest in the Las Cristinas property of Crystallex International Corporation and I do not beneficially own, directly or indirectly any securities of Crystallex International Corporation or any associate or affiliate of such company.

11. I have read National Instrument 43-101 and Form 43-101F1and Open Pit section (19.3.3) of the technical report titled Technical Report Update on the Las Cristinas Project Bolivar State, Venezuela prepared for the Crystallex International Corporation and dated November 7, 2007, have been prepared in compliance with that instrument and form.

Dated at Toronto, Ontario on the November 7th, 2007.

Ljiljana Josic, M.E.Sc., P. Eng.
Geotechnical Engineer